Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com


05009336



SUPPL

June 21, 2005


SEC MAIL
RECEIVED
PROCESSING
JUN 27 2005
WASH. D.C.
213
SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

PROCESSED
JUN 30 2005
THOMSON
FINANCIAL

v\mb\ltr\Sec12s.doc

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiary Morley Fund Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Aviva plc and its subsidiary Morley Fund Management Limited

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Holding
BNY Norwich Union Nominees Ltd	3,657,516
BT Globenet Nominees Ltd	4,100
Chase GA Group Nominees Ltd	2,538,530
Chase Nominees Ltd	482,691
CUIM Nominees Ltd	2,608,862

5. Number of shares / amount of stock acquired

365,598

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

Unknown

11. Date company informed

21 June 2005

12. Total holding following this notification

9,291,699

13. Total percentage holding of issued class following this notification

3.04%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield   020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

21 June 2005

21 June 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 20 June 2005 it purchased for cancellation 200,000 of its ordinary shares at a price of 1437.72 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000

On 20 June 2005, Kevin Davis, Director of the Company, exercised options under the Unapproved part of the Man Group Executive Share Option Scheme 2001 at 956 pence per share over 52,301 ordinary shares in Man Group plc. He sold the resulting number of shares at 1440.07 pence per share. Following this transaction, Mr Davis is deemed to be interested in a total of 1,032,261 Man Group plc ordinary shares representing approximately 0.337% of the company's issued share capital.

In addition to the transactions announced yesterday in (RNS Number 6830N), Peter Clarke also exercised 54,083 unapproved executive options under the Man Group Executive Share Option Scheme 2001 at 924.50p per share and sold the resulting number of shares at 1436p per share. His residual shareholding remains unchanged at 669,185 Man Group plc ordinary shares, representing approximately 0.218% of the Company's issued share capital.

Man Group plc
Sugar Quay
Lower Thames Street
London EC3R 6DU
Registered in England No. 2921462

08:00 16Jun2005 RNS-REG-Official List Official List Notice (308)

RNS Number:6319N
Official List
15 June 2005
NOTICE OF OFFICIAL LISTING ON A STOCK EXCHANGE
(308)
16/06/2005 08:00 AM
Following notification from the Financial Services Authority ("the FSA") that it admits the securities* set
out below to the Official List, the London Stock Exchange ("the LSE") admits those securities to trading. The
following securities are, therefore, admitted to official listing on the LSE with effect from the time and
date of this notice.
ANGLO IRISH BANK CORPORATION PLC
EUR13,000,000 2.18% Notes due 15/06/2007
(B0BP5N1)(XS0222147562)
fully paid
(Represented by notes to bearer
of EUR100,000 each)
ARM HOLDINGS PLC After Allotment
144,660,079 Ordinary Shares of 0.05p each (0-059-
585)(GB0000595859)
fully paid
AUSTRALIA & NEW ZEALAND BANKING GROUP LD
GBP200,000,000 4.50% Notes due 30/12/2009
(B0BBX24)(XS0222183799)
fully paid
(Represented by notes to bearer of
GBP1,000 each)
BEAR STEARNS COMPANIES INCORPORATED
EUR250,000,000 Floating Rate Notes due 20/10/2009
(B03DK16)(XS0203695233)
fully paid
(Represented by notes to bearer of
EUR10,000 each)
EUR150,000,000 Principal Protected Annual Coupon
(B06B943)(XS0212225188)

and Indexed Interest Notes Linked
to the Euro-Zone Harmonised Index
of Consumer Prices (excluding
Tobacco) due 21/02/2017
fully paid
(Represented by notes to bearer of
EUR1,000 each)

EUR3,900,000 Principal Protected Annual Coupon
(B0BP5B9)(XS0216542729)
Equity Linked and Indexed Interest
Notes Linked to the Euro-Zone
Harmonised Index of Consumer Prices
(excluding Tobacco) due 24/03/2011
fully paid
(Represented by notes to bearer of
EUR2,500 each)

EUR82,500,000 Zero Coupon Notes due 09/12/2014
(B04YG21)(XS0206695354)
fully paid
(Represented by notes to bearer of
EUR500,000 each)

EUR75,000,000 Superior Zero Coupon Indexed
(B0BP5C0)(XS0209630341)
Redemption Amount Notes linked to
the Dow Jones EuroSTOXX 50 Index
due 14/03/2010
fully paid
(Represented by notes to bearer of
EUR1,000 each)

EUR72,000,000 Principal Protected Annual Coupon
(B0BP4W3)(XS0208035419)
and Equity Linked Notes due 21/02/
2011
fully paid
(Represented by notes to bearer of
EUR2,500 each)

EUR93,000,000 Principal Protected Annual Coupon
(B0BP4X4)(XS0208032077)
and Equity Linked Notes due 21/02/
2011
fully paid
(Represented by notes to bearer of
EUR2,500 each)

USD20,000,000 7-Year Floating Rate Notes due 23/
(B068RY0)(XS0212842974)
02/2012

fully paid
(Represented by notes to bearer of
USD1,000,000 each)
SKK600,000,000 4.10% Notes due 24/02/2015
(B0BP4Z6)(XS0212300221)
fully paid
(Represented by notes to bearer of
SKK5,000,000 each)
EUR15,000,000 Principal Protected CMS Linked
(B0BP508)(XS0214330986)
Notes due 07/03/2017
fully paid
(Represented by notes to bearer of
EUR1,000,000 each)
EUR10,000,000 Step-Up Fixed Rate Notes due 28/02/
(B0BP520)(XS0212445208)
2011
fully paid
(Represented by notes to bearer of
EUR2,500 each)
EUR30,000,000 CMS Linked Notes due 28/02/2025
(B0BP531)(XS0211801062)
fully paid
(Represented by notes to bearer of
EUR1,000,000 each)
EUR10,000,000 Principle Protected CMS Linked
(B0BP553)(XS0214514951)
Notes due 09/03/2020
fully paid
(Represented by notes to bearer of
EUR1,000,000 each)
EUR160,000,000 Principle Protected Annual Coupon
(B0BP597)(XS0212215460)
Equity Linked & Indexed Interest
Notes linked to the Euro-Zone
Harmonised Index of Consumer Prices
(excluding Tobacco) due 24/03/2011
fully paid
(Represented by notes to bearer of
EUR2,500 each)
BTM (CURACAO) HOLDINGS N.V
EUR500,000,000 Callable Subordinated Step-Up
(B0BFTF1)(XS0222338310)
Floating Rate Notes due 16/06/
2015
fully paid

(Represented by notes to bearer
of EUR50,000 each)
DAVIS SERVICE GROUP PLC After Allotment
425,000 Ordinary Shares of 25p each (0-257-
271)(GB0002572716)
fully paid
ECLIPSE VCT 2 PLC
147,866 Ordinary Shares of 10p each
(B05Q9S3)(GB00B05Q9S37)
fully paid
ELECTRONIC DATA PROCESSING PLC
30,000 Ordinary Shares of 5p each (0-310-
152)(GB0003101523)
fully paid
GLAXOSMITHKLINE CAPITAL PLC
EUR750,000,000 3.00% Notes due 18/06/2012
(B0BG534)(XS0222377300)
fully paid
(Represented by notes to bearer of
EUR1,000, EUR10,000 & EUR100,000
each)
EUR750,000,000 4.00% Notes due 16/06/2025
(B0BGJ87)(XS0222383027)
fully paid
(Represented by notes to bearer of
EUR1,000, EUR10,000 & EUR100,000
each)
HBOS TREASURY SERVICES PLC
EUR10,000,000 5.50%/CMS Linked Variable Capped
(B0BP5F3)(XS0221545915)
Rate Notes due 16/06/2025
fully paid
(Represented by notes to bearer
of EUR100,000 each)
IAWS GROUP PLC After Allotment
500,000 Ordinary Shares of EUR0.30 each (0-455-
428)(IE0004554287)
fully paid
JARDINE LLOYD THOMPSON GROUP PLC After
Allotment
850,000 Ordinary Shares of 5p each (0-520-
337)(GB0005203376)
fully paid
K2 CORPORATION
GBP32,000,000 Floating Rate Notes due 15/06/2007
(B0BP5W0)(XS0221075855)

fully paid
(Represented by notes to bearer of
GBP100,000 each)
GBP40,000,000 Floating Rate Notes due 16/06/2008
(B0BP638)(XS0222062811)
fully paid
(Represented by notes to bearer of
GBP100,000 each)
KENMARE RESOURCES PLC
162,926 Ordinary Shares of EUR0.06 each (0-487-
948)(IE0004879486)
fully paid
LLOYDS TSB BANK PLC
USD10,000,000 Range Accrual Callable Notes due
(B0BP5K8)(XS0221705386)
16/06/2025
fully paid
(Represented by notes to bearer
of USD100,000 each)
MAN GROUP PLC After Allotment
1,148,838 Ordinary Shares of USD0.18 each
(0294405)(GB0002944055)
fully paid
NEW SOUTH WALES TREASURY CORPORATION
AUD100,000 7% Guaranteed Exchangeable Bonds due
(3427651)(XS0110497616)
01/12/2010
fully paid
(Registered in denominations of
AUD1,000, AUD10,000 & AUD100,000 each
and multiples thereof)
PHOENIX VCT PLC
60,014 'C' Shares of 10p each
(B0672L9)(GB00B0672L99)
fully paid
PLASMON PLC
11,214,953 Ordinary Shares of 5p each (0-690-
638)(GB0006906381)
fully paid
PORTUGAL TELECOM INTERNATIONAL FINANCE B.V
EUR500,000,000 4.5% Notes due 16/06/2025
(B0B80R9)(XS0221854200)
fully paid
(Represented by notes to bearer
of EUR50,000 each)
PREMIER OIL PLC After Allotment

1,300,000 Ordinary Shares of 50p each (3-356-001)(GB0033560011)
fully paid

PROSTRAKAN GROUP PLC
186,751,780 Ordinary Shares of 5p each (B09STF2)(GB00B09STF21)
fully paid

CLASSIFICATION INDEX: 486

PROVIDENT FINANCIAL PLC
GBP100,000,000 7.125% Subordinated Step-Up Bonds (B09MBV4)(XS0220965759)
due 15/06/2015
fully paid
(Represented by bonds to bearer
of GBP1,000, GBP10,000 and
GBP100,000 each)

RECKITT BENCKISER PLC After Allotment
112,000 Ordinary Shares of 10 10/19p each (0-727-871)(GB0007278715)
fully paid

ROYAL BANK OF SCOTLAND PLC
EUR750,000,000 4.875% Subordinated Notes due 22/04/ (3283110)(XS0167127447)
2015
fully paid
(Represented by notes to bearer of
EUR1,000, EUR10,000 & EUR100,000
each)

SIGMA FINANCE CORPORATION
GBP40,000,000 Floating Rate Notes due 15/06/2007 (B0BP5P3)(XS0222061417)
fully paid
(Represented by notes to bearer of
GBP100,000 each)

ST. GEORGE BANK LD
EUR750,000,000 Floating Rate Notes due 16/06/2010 (B0BL7M2)(XS0221961468)
fully paid
(Represented by notes to bearer of
EUR50,000 each)

TANGO FINANCE LD
USD6,800,000 Income Notes due 15/12/2014 (B0BP5R5)(XS0221857054)
fully paid
(Represented by notes to bearer
of USD1,000,000 each & integral
multiples of USD100,000, in

excess thereof)
WOOD GROUP (JOHN) PLC After Allotment
1,166,667 Ordinary Shares of 3 1/3p each (3-157-583)(GB0031575839)
fully paid

If you have any queries relating to the above, please contact Listing Applications at the FSA on 020
7066 8333 Option 3 and/or Issuer Implementation at the LSE on 020 7797 1614.

* = The FSA admits securities to the Official List which are represented by the class of security
disclosed in this Notice.

In making the above statement, the Exchange is relying on the accuracy of the notification from the FSA
and is not under any circumstances liable for the accuracy of that notification.

END

NOTEAXKSFSESEFE

For Related News, Double Click on one of these codes:
[RNS] [EUROPE] [WEU] [GB] [REG] [LEN]
Thursday, 16 June 2005 08:00:03RNS [nRNSP6319N] {EN}ENDS

On 16th June 2005 the following share transactions and receipt of share option grants were completed by directors of Man Group plc. Man Group plc was informed of all the transactions on that date.

Stanley Fink:

Vesting of 2001 awards at nil consideration under the Man Group plc Performance Share Plan for 262,749 ordinary shares.

Shares sold: 262,749 ordinary shares at a price of 1436p per share.

Shares acquired: 98,607 ordinary shares at a price of 1436p per share.

Matching Share award: 170,721 ordinary shares under the Man Group plc Performance Share Plan subject to certain performance criteria set out in the Plan Rules. Earliest Vesting date 16th June 2009.

Performance Share Plan award: 29,592 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 16th June 2009.

Share Options Awarded: 56,497 ordinary shares under the Unapproved part of the Man Group Executive Share Option Scheme 2001, all exercisable at a price of 1416p between 16th June 2008 and 15th June 2015.

Following the above transactions Stanley Fink is deemed to be interested in a total of 4,627,505 Man Group plc ordinary shares, representing approximately 1.511% of the Company's issued share capital. (4,528,898 ordinary shares as at 31st March 2005)

Peter Clarke:

Vesting of 2001 awards at nil consideration under the Man Group plc Performance Share Plan for 77,221 ordinary shares.

Shares sold: 77,221 ordinary shares at a price of 1436p per share.

Performance Share Plan award: 22,194 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 16th June 2009.

Share options awarded: 42,373 ordinary shares under the Unappproved part of the Man Group Executive Share Option Scheme 2001, all exercisable at a price of 1416p between 16th June 2008 and 15th June 2015.

Following the above transactions Peter Clarke is deemed to be interested in a total of 669,185 Man Group plc ordinary shares, representing approximately 0.218% of the Company's issued share capital. (669,185 ordinary shares as at 31st March 2005)

Kevin Davis:

Vesting of 2001 awards at nil consideration under the Man Group plc Performance Share Plan for 77,221 ordinary shares.

Shares sold: 77,221 ordinary shares at a price of 1436p per share.

Performance Share Plan award: 22,194 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 16th June 2009.

Share Options awarded: 3,883 US Incentive Stock Options and 38,490 ordinary shares under the Man Group plc Unapproved Executive Share Option Plan, all exercisable at a price of 1416p between 16th June 2008 and 15th June 2015.

Following the above transactions Kevin Davis is deemed to be interested in a total of 1,032,261 Man Group plc ordinary shares, representing approximately 0.337% of the Company's issued share capital. (1,032,261 ordinary shares as at 31st March 2005)

Harvey McGrath:

Shares sold: 500,000 ordinary shares at a price of 1436p per share.

Following the above transactions Harvey McGrath is deemed to be interested in a total of 5,496,800 Man Group plc ordinary shares, representing approximately 1.795% of the Company's issued share capital. (5,996,800 ordinary shares as at 31st March 2005)

Christopher Chambers:

Vesting of 2002 award under the Man Group Coinvestment Plan for 101,963 ordinary shares.

Shares sold: 101,963 ordinary shares at a price of 1436p per share.

Shares acquired: 10,446 ordinary shares at a price of 1436p per share.

Matching Share Award: 18,085 ordinary shares under the Man Group plc Performance Share Plan subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 16th June 2009.

Performance Share Plan award: 22,194 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 16th June 2009.

Share Options awarded: 42,373 ordinary shares under the Unappproved part of the Man Group Executive Share Option Scheme 2001, all exercisable at a price of 1416p between 16th June 2008 and 15th June 2015.

Following the above transactions Christopher Chambers is deemed to be interested in a total of 180,815 Man Group plc ordinary shares, representing approximately 0.059% of the Company's issued share capital. (170,369 ordinary shares as at 31st March 2005)

Stephen Nesbitt :

Shares sold: 10,000 ordinary shares at a price of 1436p per share.

Following the above transaction Stephen Nesbitt is deemed to be interested in a total of 5,509,257 Man Group plc ordinary shares, representing approximately 1.799% of the Company's issued share capital. (5,519,257 ordinary shares as at 31st March 2005)

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Deutsche Bank AG and various of its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Deutsche Bank AG and various of its subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not Notified

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

Unknown

11. Date company informed

15 June 2005

12. Total holding following this notification

9,421,748

13. Total percentage holding of issued class following this notification

3.08%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel: 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

15 June 2005

Man Group plc - Additional Listing

14 June 2005
Regulatory News Service

RNS Number:5366N Man Group plc 14 June 2005

Man Group plc

Application has been made to the London Stock Exchange and the UK Listing Authority for a Block Listing of 1,148,838 ordinary shares of 18 US cents each of Man Group plc to be admitted to the Official List. 414,371 shares are to be issued in respect of the Issuer's Man Group Executive Share Option Scheme 2001; 697,045 shares are to be issued in respect of the Issuer's Man Group Long Term Incentive Plan and 37,422 shares are to be issued in respect of the Issuer's Man Group plc United States Employee Stock Purchase Plan.

The shares will rank pari passu in all respects with the existing issued ordinary share capital of the company.

Copies of this announcement will be available for fourteen days from the offices of Credit Suisse First Boston Europe Limited, One Cabot Square London E14 4QJ.

This information is provided by RNS The company news service from the London Stock Exchange

Man Group plc
14 June 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 13 June 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$24.13.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+1.39%
Last 12 months	+5.6%
Annualised return since inception	+12.5%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

13 June 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 10 June 2005 it purchased for cancellation 27,500 of its ordinary shares at a price of 1400 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000